EXHIBIT 99.1

PRESS RELEASE

Banro Appoints Peter V. Gundy to Board of Directors

Toronto, Canada – March 28, 2013 – Banro Corporation (“Banro” or the “Company”) (NYSE MKT – “BAA”; TSX – “BAA”) is pleased to announce the appointment of Peter V. Gundy to the Company’s Board as a non-executive Director.

Mr. Gundy was Chairman and Founder of New Material Technologies Inc., a publicly listed company which manufactured and sold high tech materials to global electronics industries. During his tenure with the company, he served in a number of positions including CEO. He left in 2008 and the company was later acquired by Molycorp Inc. for $1.3 billion. Earlier in his career, Mr. Gundy served as a vice president of Brascan and Dominion Securities and was co-founder and Chairman of Renaissance Securities. Mr. Gundy was Executive Vice President, Finance, of Potash Corporation of Saskatchewan Ltd., where he was one of the senior executives who founded the company. Currently, Mr. Gundy is Chairman of Verde Potash PLC where he is also Chairman of the Audit Committee. He is also a Director of Clifton Star Resources Inc. and is a member of the Audit Committee.

Mr. Gundy began his career in Montreal as a lawyer specializing in the practice of mergers and acquisitions. He is a certified Director of the Institute of Corporate Directors and resident in Toronto, where he is co-owner of Veritprop Ltd.

“We are very pleased to add Peter’s experience and expertise to Banro’s Board and believe he will be able to make a valuable contribution to the governance of the Company as we continue to move toward our goal of two operating gold mines producing upwards of 250,000 ounces per year by the end of 2014,” commented Bernard van Rooyen, Chairman of Banro’s Board of Directors.

Mr. Gundy has also been appointed to the Company’s audit committee.  The Company recently received notification from the NYSE MKT that, following the appointment earlier this month of John Clarke as Interim CEO and President and his stepping down from the audit committee as a result of his appointment, the Company was no longer in compliance with the NYSE MKT’s audit committee requirements, which require that an audit committee be comprised of three independent directors.  The appointment of Mr. Gundy allows the Company to regain compliance with these requirements.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Vice President, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.